UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EPOCH BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

294273107

(CUSIP Number)

David G. Ludvigson

Nanogen, Inc.

10398 Pacific Center Court

San Diego, California 92121

(858) 410-4600

with a copy to

Scott Karchmer, Esq.

Morgan, Lewis & Bockius LLP

One Market, Spear Tower

San Francisco, California 94105

(415) 442-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nanogen, Inc., 33-0489621
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 2,691,753 shares (1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,753 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.1% (see Item 5)
14	TYPE OF REPORTING PERSON* CO
(1)	Represents the aggregate number of shares of common stock of Epoch Biosciences, Inc. (“Epoch”) subject to the Voting Agreements between Nanogen, Inc. (“Nanogen”) and certain stockholders of Epoch, as described in Items 3 and 4 below. 904,742 of the 2,691,753 shares are not currently issued and outstanding but are issuable upon the exercise of outstanding options and warrants which are exercisable within 60 days of September 7, 2004. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Nanogen that it is the beneficial owner of any of the common stock of Epoch referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Epoch Common Stock”), of Epoch Biosciences, Inc., a Delaware corporation (“Epoch”). The principal office of Epoch is located at 21720 23rd Drive S.E., Suite 150, Bothell, Washington 98021

Item 2. Identity and Background

The name of the person filing this statement is Nanogen, Inc., a Delaware corporation (“Nanogen”). The address of the principal office of Nanogen is 10398 Pacific Center Court, San Diego, California 92121.

Nanogen develops advanced in vitro diagnostics to provide physicians and patients worldwide with sophisticated information to predict, diagnose and treat disease. Research and clinical reference labs use the NanoChip® Molecular Biology Workstation and NanoChip® Electronic Microarray to develop tests to detect genetic mutations associated with a variety of diseases, such as cystic fibrosis, Alzheimer’s and cardiovascular disease. Nanogen’s subsidiary SynX offers a line of point-of-care antibody-based diagnostic tests.

Set forth in Schedule A hereto is (i) the name of each of the executive officers and directors of Nanogen, (ii) the residence or business address of each of the executive officers and directors of Nanogen, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Nanogen, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. To the knowledge of Nanogen, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

During the past five years, neither Nanogen nor, to Nanogen’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither Nanogen nor, to Nanogen’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As an inducement to Nanogen’s entering into the Agreement and Plan of Merger and Reorganization among Nanogen, Empire Acquisition Corp., a wholly owned subsidiary of Nanogen (“Merger Sub”) and Epoch, dated as of September 7, 2004 (the “Merger Agreement”), certain stockholders of Epoch, including its executive officers and directors (each a “Stockholder” and together, the “Stockholders”), entered into individual Voting Agreements, (each a “Voting Agreement” and together, the “Voting Agreements”), with Nanogen.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into Epoch (the “Merger”) with Epoch continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of Nanogen. Under the Merger Agreement, each outstanding share of Epoch Common Stock will be converted into the right to receive a number of shares of Nanogen common stock, par value $0.001 per share, (the “Nanogen Common Stock”), equal to $2.00 divided by Nanogen’s average closing price during a period prior to closing, so long as the average closing price per share of Nanogen Common Stock during such period prior to closing is within the range of $3.16 to $4.28. Outside of this price range, each share of Epoch Common Stock will be converted into the right to receive a fixed number of shares of Nanogen Common Stock equal to 0.4673 per share of Epoch Common Stock if the average closing price of the Nanogen Common Stock during such period is above the range and 0.6329 per share of Epoch Common Stock if Nanogen’s average closing price during such period is below the range. The period for determination of Nanogen’s average closing price will be the 20 consecutive trading days ending on and including the third trading day preceding the closing of the Merger.

No separate consideration was paid by Nanogen in connection with the Voting Agreements. However, the shares of Epoch Common Stock subject to the Voting Agreements are covered by the Merger Agreement. References to, and the descriptions of, the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4. Purpose of Transaction

The Stockholders agreed to enter into the Voting Agreements to induce Nanogen to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger. The purpose of entering into the Voting Agreements was to facilitate the approval of the Merger and the Merger Agreement.

By executing the Voting Agreements, the Stockholders have agreed to vote or give written consent with respect to their shares of Epoch Common Stock, or, using their best efforts, and to the full extent legally permitted, cause the holder of record to vote or give written consent with respect to their shares of Epoch Common Stock, (i) in favor of adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against approval of any proposal made in opposition to or competition with the Merger Agreement and consummation of the Merger, (iii) against any Company Competing Transaction (as defined in the Merger Agreement) from any party other than Nanogen or an affiliate of Nanogen, (iv) against any proposal that is intended to, or is reasonably likely to, result in the conditions of Nanogen’s or Merger Sub’s obligations under the Merger Agreement not being fulfilled, (v) against any action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, and (vi) against any dissolution, liquidation or winding up of Epoch.

Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed the directors of Nanogen as their lawful attorneys and proxies. The proxies give the directors of Nanogen a limited right to vote each of the shares of Epoch Common Stock beneficially owned by the Stockholders, prior to the expiration of the Voting Agreements. Subject to certain limited exceptions, the Stockholders are prohibited from transferring any of the shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreements. The Stockholders and the number of shares of Epoch Common Stock beneficially owned by each of them is set forth in Schedule B hereto, which is incorporated herein by reference.

The Voting Agreements expire upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the Voting Agreements, Nanogen may be deemed to be the beneficial owner of at least 2,691,753 shares of Epoch Common Stock. 904,792 of the 2,691,753 shares are not currently issued and outstanding but are issuable upon the exercise of outstanding options and warrants which are exercisable within 60 days of September 7, 2004. Such shares constitute approximately 9.1% of the outstanding shares of Epoch Common Stock, based on the 28,635,671 shares of Epoch Common Stock outstanding on September 7, 2004 (as represented by Epoch in the Merger Agreement) and the 904,792 shares of Epoch Common Stock subject to options and warrants held by the Stockholders which are exercisable within 60 days of September 7, 2004.

Nanogen has the power to vote up to the 2,691,753 shares of Epoch Common Stock for the limited purposes described above under the Voting Agreements. Nanogen does not have the power to dispose or to direct the disposition of any such shares of Epoch Common Stock pursuant to the Voting Agreements. Other than the limited voting rights described in Items 3 and 4 above, Nanogen (i) is not entitled to any rights as a stockholder of Epoch as to the Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Epoch Common Stock which are covered by the Voting Agreements.

(c) To Nanogen’s knowledge, no shares of Epoch Common Stock are beneficially owned by any of the persons named in Schedule A. Neither Nanogen nor, to Nanogen’s knowledge, any person named in Schedule A, has effected any transaction in Epoch Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement, the Voting Agreements or as described in the Merger Agreement, to the knowledge of Nanogen, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of Epoch, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1.	Agreement and Plan of Merger and Reorganization dated as of September 7, 2004, by and among Nanogen, Inc., Epoch Biosciences, Inc. and Empire Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Nanogen filed on September 8, 2004)

2.	Form of Voting Agreement, made and entered into as of September 7, 2004 between Nanogen, Inc. and certain stockholders of Epoch Biosciences, Inc. (incorporated by reference to Exhibit 2.1 (see Annex A) of the Current Report on Form 8-K of Nanogen filed on September 8, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2004

NANOGEN, INC.

/s/ David G. Ludvigson David G. Ludvigson President and Chief Operating Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

NANOGEN, INC.

Executive Officers and Employee Directors of Nanogen Inc.:

Name	Occupation	Business Address
Howard C. Birndorf	Chairman of the Board and Chief Executive Officer	Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

David G. Ludvigson	President and Chief Operating Officer	Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

Graham Lidgard, Ph.D	Senior Vice President, Research and Development	Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

William L. Respess	Senior Vice President, General Counsel and Secretary	Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

Outside Directors:

Name	Occupation	Residence or Business Address
Val Buonaito	Senior Advisor to Hitachi High Technologies	c/o Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

Robert E. Whalen	Regional Vice President of Quest Diagnostics	c/o Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

Stelios B. Papadopoulos	Director	c/o Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

David R. Schreiber	Director	c/o Nanogen Inc. 10398 Pacific Center Court San Diego, California 92121

Schedule B

PARTIES TO THE VOTING AGREEMENTS WITH

NANOGEN, INC.

The following table sets forth the name of each Epoch stockholder that entered into a Voting Agreement with Nanogen. The business address of each such person is 21720 23rd Drive SE, #150, Bothell, Washington 98021.

Signatory	Shares Beneficially Owned

Merl Hoekstra	122,431

Bert W. Hogue	119,963

Walt Mahoney	120,875

Bay City Capital Fund III, L.P.	712,010

Bay City Capital BD LLC	40,000

Fred Craves	691,438

R. Janet Whitmore	246,164

Richard L. Dunning	35,233

William G. Gerber	442,141

Michael Lucero	9,167

Herbert Heyneker	21,081

Stanford S. Zweifach	131,250

Exhibit Index

Exhibit Number	Description of Document
1.	Agreement and Plan of Merger and Reorganization dated as of September 7, 2004, by and among Nanogen, Inc., Epoch Biosciences, Inc. and Empire Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of Nanogen filed on September 8, 2004)

2.	Form of Voting Agreement, made and entered into as of September 7, 2004 between Nanogen, Inc. and certain stockholders of Epoch Biosciences, Inc. (incorporated by reference to Exhibit 2.1 (see Annex A) of the Current Report on Form 8-K of Nanogen filed on September 8, 2004)